Exhibit 99.4

Pharmaceutical Formulations, Inc.

                                                                                                                                   May __, 2002

Dear Fellow Shareholder:

           Pharmaceutical Formulations, Inc. has begun a rights offering to our shareholders who owned common stock and employee holders of options to purchase our common stock as of May 7, 2002. Each holder is being issued 2.8 rights for each share of common stock or option to purchase common stock held on the record date. Each right entitles the holder to purchase one share of our common stock at a subscription price of $.34 per share.

           We are undertaking this rights offering for two reasons: firstly, to enable our stockholders and option holders, other than ICC Industries Inc., to be able to purchase additional shares of our common stock at the same price as was used to effectuate conversions of debt and preferred stock by ICC in December 2001 and January 2002; and secondly, to raise additional capital. The ratio of 2.8 rights for each share of common stock will enable non-ICC stockholders to restore their percentage interests in the Company substantially to the level that existed prior to the recent ICC conversions.

           Enclosed for your review is a copy of the prospectus, a transferable right subscription certificate and related documents concerning the rights offering. The rights offering will expire at 5:00 p.m., New York City time, on June 25, 2002, unless we extend it. We urge you to give your immediate attention to the enclosed materials.

           Holders of rights may subscribe for additional shares, to the extent shares are not subscribed for by other holders of rights, at the subscription price of $.34 per share. Additionally, rights are freely transferable and may be sold as more fully discussed in the prospectus.

           The rights offering is being made only pursuant to the prospectus. Please read these enclosed materials carefully and act promptly. Any rights not exercised or sold by 5:00 p.m., New York City time, on June 25, 2002 will expire and become worthless.

Very truly yours, /s/ James Ingram James Ingram President

460 Plainfield Avenue, P.O. Box 1904, Edison, NJ 08818-1904 Tel: 732-985-7100 Fax: 732-819-3330